February 4, 2025

Lisa Meyer
Chief Financial Officer, Treasurer & Secretary
NewLake Capital Partners, Inc.
50 Locust Ave
First Floor
New Canaan, CT 06840

       Re: NewLake Capital Partners, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 000-56327
Dear Lisa Meyer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction